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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53078

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/08_ AND ENDING _12/31/08_

            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Redi Investments, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

420 Lexington Avenue, Suite 3104

           (No. and Street)

New York   **NY**   **10170**

  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Jasinskovski   212.682.4177 x 8060

                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Billet, Feit and Preis, P.C.

       (Name – *if individual, state last, first, middle name*)

42 Broadway, Suite 1815   New York   NY   10004

 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

MAR 02 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Brian Jasioskowski_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Redi Investments, LLC_ , as of _December 31_ , 20_08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Managing Member
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REDI INVESTMENTS, LLC

FINANCIAL STATEMENTS
(WITH INDEPENDENT AUDITOR'S REPORT)

Submitted pursuant to and in accordance with Commodity Futures Trading Commission
(CFTC) Regulation 1.10

FOR THE YEAR ENDED
DECEMBER 31, 2008

BILLET, FEIT AND PREIS, P. C.

CONTENTS

BILLET, FEIT AND PREIS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

LEO BILLET, C. P. A.
ROBERT PREIS, C. P. A.
YUSSIE STEIER, C. P. A.
STEVEN TABAK, C. P. A.

42 BROADWAY

NEW YORK, N. Y. 10004

(212) 425-3300

FAX

(212) 425-3131

INDEPENDENT AUDITOR'S REPORT

To The Members
Redi Investments, LLC

We have audited the accompanying statement of financial condition of Redi Investments, LLC (the Company) as of December 31, 2008 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Commodity Futures Trading Commission Regulation 1.10. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redi Investments, LLC. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Redi Investments, LLC

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Supplementary Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and Commodity Futures Trading Commission Regulation 1.10. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

BILLET, FEIT & PREIS, P.C.

Certified Public Accountants

February 25, 2009

REDI INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current Assets

Cash and cash equivalents $ 65,799

Total Current Assets 65,799

TOTAL ASSETS $ 65,799

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Accounts payable $ 1,510

Total Current Liabilities 1,510

Members' Equity 64,289

TOTAL LIABILITIES AND MEMBERS' EQUITY $ 65,799

See accompanying notes to financial statements.

BILLET, FEIT AND PREIS, P. C.

REDI INVESTMENTS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues	
Interest income	$ 1,216
Other advisory	1,260
Total Operating Revenue	2,476
Operating Expenses	
Professional fees	5,000
Exchange and licensing fees	2,105
Other administrative expenses	3,373
Total Operating Expenses	10,478
Loss From Operations	(8,002)
Taxes	334
Net Loss	$ (8,336)

See accompanying notes to financial statements.

REDI INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Members' equity – beginning of period	$ 72,625
Net loss for the year ended December 31, 2008	(8,336)
Members' distributions	-
Members' equity – end of period	$ 64,289

See accompanying notes to financial statements.

BILLET, FEIT AND PREIS, P. C.

REDI INVESTMENTS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

<u>Cash Flows From Operating Activities:</u>	
Net loss	$(8,336)
Adjustments to reconcile net loss	
to net cash used by operating activities	
Decrease (increase) in assets:	
Accounts receivable	420
Increase (decrease) in liabilities:	
Accounts payable	1,200
Total Adjustments	1,620
Net Cash Used By Operating Activities	(6,716)
Decrease in cash and cash equivalents	(6,716)
Cash and cash equivalents – beginning of period	72,515
Cash and cash equivalents – ending of period	$65,799
<u>Supplemental Disclosures</u>	
Cash payments for taxes	$ 334

See accompanying notes to financial statements.

BILLET, FEIT AND PREIS, P. C.

REDI INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2008

Note 1 Nature of Business and Significant Accounting Policies

Organization and Nature of Business
The Company was organized in the State of New York in June 2000 as a limited liability company and is an introducing, non-clearing broker dealer registered with the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA).

The Company's primary business is to provide capital appreciation to institutional and sophisticated individual client accounts. Trading advice is offered to clients with respect to futures and forward contracts, options on futures contracts and physical commodities and other commodity related contracts traded on exchanges both foreign and domestic.

Securities Transactions
As the Company is a non-clearing broker dealer, all clients must open accounts with other clearing brokers or with a registered Futures Commission Merchant (FCM) to maintain his/her account because the Company is not permitted to hold client funds, securities, commodities or other property. In addition, the Company is not responsible for matters relating to the execution and clearance of transactions for a client's account.

Commissions
Commission income and related clearing expenses are recorded on a trade-date basis as client transactions occur.

Concentration of Credit Risk
The Company's cash funds are located in one financial institution located in New York. In 2008, such funds were not in excess of SIPC insurance limits.

Concentration of Revenue
The Company derived approximately 50% of its revenue from one related party client.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

BILLET, FEIT AND PREIS, P. C.

REDI INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2008
(CONTINUED)

Note 1   Significant Accounting Policies (continued)

Income Taxes
The financial statements include a provision for local taxes and fees. The Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the members' respective income tax returns.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business, and includes money market funds held at brokers.

Note 2   Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and the Commodity Futures Trading Commission's minimum financial requirements under Regulation 1.17, which require it to maintain minimum net capital of $45,000. The Company had net capital of approximately $62,970 at December 31, 2008.

Note 3   Related Parties
The Company pays $1,800 per year to a related party for its administrative office support.

Note 4   Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities through application of SFAS No. 157, *Fair Value Measurement,* using a fair value hierarchy at December 31, 2008 as follows:

	Quoted Market Prices in Active Markets (Level 1)
Cash and cash equivalents	$65,799

Note 5   Subsequent Events
Subsequent to year end, the Company paid $2,000 in guaranteed payments to a principal. There are no capital withdrawals anticipated within the first six months of 2009.

BILLET, FEIT AND PREIS, P. C.

REDI INVESTMENTS, LLC

SUPPLEMENTARY SCHEDULES
AS OF DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SEC AND CFTC REGULATION 1.17

1.	Total ownership equity (from Statement of Financial Condition)		$64,289
2.	Deduct: Ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		64,289
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
	B. Other (deductions) or allowable credits (List)		0
5.	Total capital and allowable subordinated liabilities		64,289
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition	0	
	B. Aged fail-to-deliver	0	
	C. Aged short security differences – less reserve	0	
	D. Secured demand note deficiency	0	
	E. Commodity futures contracts and spot commodities - proprietary capital charges	0	
	F. Other deductions and/or charges	0	
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)	0	
	H. Total deductions and/or charges	0	0
7.	Other additions and/or allowable credits (List)		0
8.	Net Capital before haircuts on securities positions		64,289

See independent auditor's report.

BILLET, FEIT AND PREIS, P. C.

REDI INVESTMENTS, LLC

SUPPLEMENTARY SCHEDULES
AS OF DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SEC AND CFTC REGULATION 1.17 (CONTINUED)

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A.	Contractual securities commitments	0	
B.	Subordinated securities borrowings	0	
C.	Trading and investment securities:	0	
	1. Bankers' acceptances, certificates of deposit and commercial paper	0	
	2. U.S. and Canadian government obligations	0	
	3. State and municipal government obligations	0	
	4. Corporate obligations	0	
	5. Stocks and warrants	0	
	6. Options	0	
	7. Arbitrage	0	
	8. Other securities	0	
D.	Undue concentration	0	
E.	Other (List) – Money Market	(1,316)	(1,316)

10. Net Capital   62,973

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)   101

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)   45,000

13. Net capital requirement (greater of line 11 or 12)   45,000

14. Excess net capital (line 10 less 13)   17,973

15. Excess net capital at 1000% (line 10 less 10% of line 19)   62,822

See independent auditor's report.

BILLET, FEIT AND PREIS, P. C.

REDI INVESTMENTS, LLC

SUPPLEMENTARY SCHEDULES
AS OF DECEMBER 31, 2008

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition   1,510

17 Add:
   - A. Drafts for immediate credit   0
   - B. Market value of securities borrowed for which no equivalent value is paid or credited   0
   - C. Other unrecorded amounts (List)   0   0

18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))   0

19. Total aggregate indebtedness   1,510

20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)   2.40%

21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals   2.40%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
(INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2008)

Net Capital

Net capital, as reported in Company's Part II (unaudited) FOCUS report $62,973

Net capital per above, line 10 $62,973

See independent auditor's report.

BILLET, FEIT AND PREIS, P. C.

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 AND
CFTC REGULATION 1.16

To The Members
Redi Investments, LLC

In planning and performing our audit of the financial statements of Redi Investments, LLC (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and CFTC Regulation 1.16 in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under SEC Rule 17a-3(a)(11) and CFTC Regulation 1.17 and for determining compliance with the exemptive provisions of SEC Rule 15c3-3. Because the Company does not carry securities accounts or assets for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a - 13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

- 12 -

4. The daily computations of the segregation requirements of section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

5. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) and CFTC Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Redi Investments, LLC

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2008 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Company's Member's, management, the SEC, CFTC, FINRA, NFA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

BILLET, FEIT & PREIS, P.C.

Billet, Feit & Preis

Certified Public Accountants

February 25, 2009